Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES EXERCISE OF PARTICIPATION RIGHT IN FULL BY RIO TINTO

VANCOUVER, BC, April 29, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces that, in connection with the Company's offering of common shares for gross proceeds of approximately $40 million announced on April 16, 2024 (the "Offering"), Rio Tinto Canada Inc. ("Rio Tinto") has notified the Company that it will exercise its participation right in full, allowing Rio Tinto to maintain its interest of approximately 9.7%.

Rio Tinto will subscribe for 2,269,470 common shares of the Company at a price of $1.90 per share for proceeds of $4,311,993 (the "Rio Tinto Subscription"). In the event that the over-allotment option (the "Option") granted to the underwriters in connection with the Offering is exercised in full, Rio Tinto will subscribe for an additional 340,420 common shares for additional proceeds of $646,798.

The Rio Tinto Subscription is expected to be completed on or about May 6, 2024 and is subject to the Company receiving approvals from the Toronto Stock Exchange and the NYSE American LLC.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning the approvals from the Toronto Stock Exchange and the NYSE American LLC required for the Rio Tinto Subscription being received, whether the Option will be exercised and to what extent, and the expected closing date of the Rio Tinto Subscription. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The material factors or assumptions used to develop forward-looking statements include, but are not limited to, the assumptions that the approvals from the Toronto Stock Exchange and the NYSE American LLC required for the Rio Tinto Subscription will be obtained in a timely manner; all conditions precedent to completion of the Rio Tinto Subscription will be satisfied in a timely manner; and that market or business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient capital in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:30e 29-APR-24